FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of February, 2010

National Bank of Greece S.A.

(Translation of registrant’s name into English)

86 Eolou Street, 10232 Athens, Greece

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)

Form 20-F    ☒      Form 40-F    ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes    ☐      No    ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-         ]

NATIONAL BANK OF GREECE

ANNOUNCEMENT

National Bank of Greece S.A. announces that trading of its 19,693 new, common registered voting shares on the ATHEX commences on 5 February 2010. The said shares resulted from the Banks’ recent share capital increase by €98,465, due to the exercise of stock options by 13 beneficiaries (6 beneficiaries at the price of €21.15 and 7 beneficiaries at the price of €20.45), pursuant to the relevant resolutions of the Bank’s GMs of 22 June 2005 (Programme 2005) and 1 June 2006 (Programme 2006).

The Bank’s share capital increase, ratified by the BoD on 22 December 2009, pursuant to the aforementioned GMs’ resolutions, was notified to the Ministry of Development and registered with the Commercial Companies Register by announcements Nos. K2-334/14.01.2010 and K2-334 (twice)/14.01.2010.

On 29 January 2010, the Athens Exchange approved the listing of the said 19,693 new shares of National Bank of Greece.

The said shares shall commence trading on the ATHEX on 5 February 2010; as of the same date they shall have been credited to the beneficiaries’ accounts and DSS accounts. The shares’ starting price on the ATHEX shall be in accordance with ATHEX Board resolution No 26.

For further information, shareholders may visit the webpages of the ATHEX and NBG, or contact NBG’s offices at Aiolou 93 (Megaro Mela), Athens — Mr Michael Frousios: tel. +30 210 3343411.

Athens, 2 February 2010

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

National Bank of Greece S.A.

/s/Apostolos Tamvakakis

(Registrant)

Date: 2nd February, 2010

Chief Executive Officer